J Sainsbury plc

82-913

03 NOV 24 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

[redacted]

03037622

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 7 November 2003

Dear Sir

SUPPL

J Sainsbury plc Interim Results

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 6 November 2003.

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

dlw 11/26

J Sainsbury plc

The Interim Results for **J Sainsbury plc** for the 28 week period ended 11 October 2003, will be announced on Wednesday 19 November 2003.

The Interim dividend will be paid on 9 January 2004 to shareholders on the register at the close of business on 28 November 2003. The shares will go ex-dividend on 26 November 2003.

End